United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
July 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_____.)

Press Release
Signature Page
Vale — 2Q10 Production Report
GAINING MOMENTUM
Rio de Janeiro, July 29, 2010 — Vale S.A. (Vale) had a good operational performance in 2Q10, marked by the sequential output increase of all its products in order to meet the rapid recovery of the global demand for minerals and metals. After the deep recession of 2008/2009 and the effects of operational problems, weather conditions and the labor strike in Canada, a gradual normalization of our production is underway and it is set to grow at a fast pace due to the new projects coming on stream.
Iron ore output reached 75.9 Mt, which was the best performance since the all-time high production of 85.8 Mt of 3Q08, being 29.0 Mt higher than the cyclical trough of 1Q09, at 46.9 Mt1. As a consequence, it was sufficient to feed the second highest quarterly pellet output of 12.7 Mt. Coal production achieved a record level of 1.9 Mt, and nickel showed a better performance due to the resumption of activities at Sudbury and Voisey’s Bay.
On July 9, Vale ratified new five-year collective agreements with the labor union representing production and maintenance employees in Sudbury and Port Colborne, Ontario, Canada. Within four to six weeks from the end of the strike all the employees are expected to return to work.
In addition to the normalization of our nickel operations, the agreement was very positive to the extent that it allows the introduction of a defined contribution pension plan for new employees and a more meritocratic variable compensation system, thus reinforcing the foundations of sustainable growth.
In the first seven months of the year, Vale delivered three of the seven projects scheduled to come on stream in 2010: (a) Additional 20 Mtpy, a low-cost high-quality iron ore brownfield project at Carajás; (b) Bayóvar, a phosphate rock mine in Peru, one of the lowest cost phosphate rock mines in the world, our first greenfield project in the fertilizer business and also the first greenfield mining project outside Brazil to be concluded; (c) TKCSA, a steel slab plant in the state of Rio de Janeiro, Brazil, with a capacity of 5 Mt per year, in which Vale has a 26.87% stake and for which is the exclusive supplier of iron ore and pellets. In 2H10, Onça Puma (ferronickel), Tres Valles (copper), Oman (pellet plant and distribution center) and Estreito (power plant) will come on stream.
The delivery of a pipeline of projects entails production growth, cash generation and value creation for shareholders, following a transitory phase characterized by the large financing needs to develop growth initiatives and pressures on the returns on capital invested. Some of the projects already concluded, such as Bayóvar, and others to be concluded in the near future, such as Moatize and Salobo, also open the door for low capex cost brownfield expansions, magnifying their impact on cash flow and return to shareholders.
As a result of the recent acquisition of fertilizer assets, we are beginning to report the production data of our subsidiaries Fosfertil and Vale Fosfatados2. Although the acquisition was only made at the end of May, in order to facilitate comparisons we are reporting the data for the full quarter (2Q10), 1Q10 and 2Q09.

[1]	Mt=million metric tons, Mtpy=million metric tons per year.

[2]
Please see “Vale concludes important steps of the fertilizer assets acquisition”, May 27, 2010, on our website, www.vale.com/investors/press releases 2010 Vale Fosfatados is the company that holds the assets acquired from Bunge.

BULK MATERIALS
• Iron ore

						% Change	% Change	% Change
000’ metric tons	2Q09	1Q10	2Q10	1H09	1H10	2Q10/1Q10	2Q10/2Q09	1H10/1H09

IRON ORE	59,396	69,059	75,860	107,730	144,919	9.8%	27.7%	34.5%
Southeastern System	22,068	26,158	31,049	38,694	57,207	18.7%	40.7%	47.8%
Itabira	8,205	7,907	10,139	14,189	18,046	28.2%	23.6%	27.2%
Mariana	6,963	8,255	9,750	13,167	18,005	18.1%	40.0%	36.7%
Minas Centrais	6,900	9,156	10,148	11,338	19,304	10.8%	47.1%	70.3%
Corumbá	0	552	652	0	1,204	18.2%	n.a.	n.a.
Urucum	0	287	360	0	647	25.2%	n.a.	n.a.
Southern System	15,108	16,423	19,808	24,959	36,232	20.6%	31.1%	45.2%
Minas Itabirito	5,006	6,473	7,833	7,481	14,306	21.0%	56.5%	91.2%
Vargem Grande	5,514	5,179	5,821	9,647	11,000	12.4%	5.6%	14.0%
Paraopeba	4,588	4,772	6,154	7,831	10,926	29.0%	34.2%	39.5%
Carajás	20,480	23,871	22,296	40,757	46,167	-6.6%	8.9%	13.3%
Samarco[1]	1,739	2,606	2,707	3,320	5,313	3.9%	55.7%	60.0%

[1]	Vale’s attributable production capacity of 50%.
Our iron ore production rose to 75.9 Mt in 2Q10, an increase of 9.8% quarter-on-quarter and 27.7% year-on-year.
The Southeastern System, which encompasses the Itabira, Mariana, Minas Centrais, Corumbá and Urucum iron ore mining sites, had a very good performance, with a production of 31.0 Mt, showing an increase of 18.7% over 1Q10 and 40.7% over 2Q09.
The Southern System — Minas Itabirito, Vargem Grande and Paraopeba — produced 19.8 Mt in 2Q10, 20.6% above the figures for 1Q10. Production from Paraopeba grew 29% and was positively influenced mainly by the Mar Azul and Jangada mines, the last two iron ore mines to resume operations in 1Q10.
At Carajás, iron ore output was 22.3 Mt in 2Q10, falling 6.6% over 1Q10. The high-quality low-cost Carajás iron ore represented 29.4% of our total production. The pace of production at Carajás was slowed due to operational problems at the discharge in the Ponta da Madeira maritime terminal. These problems, which have been affecting our operational and shipping performance since the end of 2009, are being solved and improvements were already seen in June and July.

• Pellets

						% Change	% Change	% Change
000’ metric tons	2Q09	1Q10	2Q10	1H09	1H10	2Q10/1Q10	2Q10/2Q09	1H10/1H09

PELLETS	4,251	10,492	12,653	7,135	23,145	20.6%	197.7%	224.4%
Tubarão I and II	1,338	1,315	1,497	1,848	2,813	13.9%	11.9%	52.2%
Fábrica	0	679	1,057	235	1,735	55.7%	n.a.	638.7%
São Luís	0	295	1,440	3	1,735	387.7%	n.a.	67501.7%
Vargem Grande	222	1,247	1,441	225	2,688	15.5%	550.3%	n.a.
Nibrasco	1,141	1,996	2,074	1,237	4,070	3.9%	81.8%	228.9%
Kobrasco	0	1,186	1,198	889	2,384	1.0%	n.a.	168.2%
Hispanobras[1]	0	438	457	0	896	4.3%	n.a.	n.a.
Itabrasco	0	831	972	0	1,803	16.9%	n.a.	n.a.
Samarco[2]	1,551	2,504	2,519	2,699	5,023	0.6%	62.4%	86.1%

[1]	Vale’s attributable production capacity of 50.89%.

[2]	Vale’s attributable production capacity of 50%.
Pellet production achieved its second highest quarterly level in 2Q10, with 12.7 Mt, up 20.6% and 197.7% compared to the levels of the 1Q10 and 2Q09, respectively.
The output of the Tubarão plants reflects the improved operational performance after the adjustments connected to the shutdown in 2008/2009. São Luís operated at full capacity as well as Fábrica, completing a ramp up process as both resumed operations in 1Q10 after staying offline since early 2009.
Vargem Grande, which came on stream in 1Q09 and has a nominal capacity of 7 Mtpy, is concluding its ramp up and produced a record of 1.4 Mt in 2Q10. It is located in the Southern System, near Nova Lima, in the Brazilian state of Minas Gerais.
The three pellet plants of 50%-owned JV Samarco, which have a nominal capacity of 21.0 Mtpy, are operating at full capacity. Our attributable production was 2.519 Mt in 2Q10, a slight increase of 0.6% over 1Q10.
In 2Q10, we produced 8.2 Mt of blast furnace pellets and 4.4 Mt of direct reduction pellets.
Currently, we are building two new plants, Oman and Tubarão VIII, which will add 16.5 Mtpy to our capacity. The Oman pellet plant start-up is planned for 2H10, with total production capacity of 9 Mtpy of direct reduction pellets.

• Manganese ore and ferroalloys

						% Change	% Change	% Change
000’ metric tons	2Q09	1Q10	2Q10	1H09	1H10	2Q10/1Q10	2Q10/2Q09	1H10/1H09

MANGANESE ORE	550	397	494	662	891	24.4%	-10.1%	34.6%
Azul	448	356	431	492	787	20.9%	-3.9%	60.2%
Urucum	56	41	48	96	89	18.3%	-13.6%	-7.6%
Other mines	45	0	15	75	15	n.a.	-66.9%	-79.9%

FERROALLOYS	27	110	113	76	223	3.4%	313.5%	195.3%
Brazil	8	51	51	41	102	1.0%	571.6%	146.4%
Dunkerque	0	31	36	0	67	n.a.	n.a.	n.a.
Mo I Rana	20	28	26	34	54	-8.4%	30.0%	57.8%
Manganese ore production — with the performance improvement of all our mines — was 494,000 t in 2Q10, versus 397,000 t in 1Q10, while the production of ferroalloys increased by 3.4% on a quarter-on-quarter basis and by 313.5% on year-on-year basis, reaching 113,000 t, the best quarterly performance since 3Q08.
Ferroalloy quarterly production was comprised of 54,000 t of ferrosilicon manganese alloys (FeSiMn), 55,000 t of high-carbon manganese alloys (FeMnHc) and 5,000 t of medium-carbon manganese alloys (FeMnMC).
• Coal

						% Change	% Change	% Change
000’ metric tons	2Q09	1Q10	2Q10	1H09	1H10	2Q10/1Q10	2Q10/2Q09	1H10/1H09

METALLURGICAL COAL	513	717	755	1,024	1,471	5.3%	47.0%	43.6%
Integra Coal	224	327	245	530	572	-25.2%	9.5%	7.9%
Carborough Downs	134	283	277	233	560	-1.9%	106.8%	140.6%
Broadlea	57	32	70	113	101	120.0%	22.9%	-10.3%
Others	98	75	162	148	237	117.5%	64.9%	60.0%

THERMAL COAL	989	701	1,104	1,428	1,805	57.4%	11.6%	26.4%
El Hatillo	460	522	809	460	1,331	55.0%	75.9%	189.3%
Integra Coal	194	57	65	452	122	14.7%	-66.2%	-72.9%
Broadlea	153	48	118	261	165	146.2%	-23.0%	-36.7%
Others	182	74	111	255	186	49.7%	-38.9%	-27.1%
In 2Q10 Vale’s coal production grew 31.0% on a quarter-on-quarter basis, reaching 1.9 Mt, a record level. This was comprised of 755,000 t of metallurgical coal and 1.1 Mt of thermal coal.
Production of metallurgical and thermal coal at Integra Coal, located in the state of New South Wales, Australia, was 245,000 t and 65,000 t, respectively, in 2Q10. The metallurgical coal output was negatively influenced by rainy weather and high strip ratios.

The thermal coal mine of El Hatillo, an open pit coal mine located in the Cesar Department, a major Colombian coal producing region, is ramping up and produced 809,000 t in 2Q10, up 55.0% on a quarter-on-quarter basis.
Production at Carborough Downs, in the state of Queensland, Australia, was 277,000 t in 2Q10, versus 283,000 t in 1Q10.
Broadlea, a small open pit mine, which had been used as an auxiliary source of output to Carborough Downs while the longwall was being installed, was shut down in the first week of December 2009. Stockpiles of intermediate products existing at the end of 2009 continued to be washed at the Carborough Downs CHPP3 and used to produce coal in 2Q10.
BASE METALS
• Nickel

						% Change	% Change	% Change
000’ metric tons	2Q09	1Q10	2Q10	1H09	1H10	2Q10/1Q10	2Q10/2Q09	1H10/1H09

NICKEL	59	33	37	124	69	12.2%	-37.8%	-44.1%
Sudbury	15	0	8	37	8	n.m.	-47.9%	-78.5%
Thompson	8	8	8	15	17	-1.4%	0.3%	15.2%
Voisey Bay	16	4	4	33	7	-1.1%	-77.4%	-78.5%
Sorowako	18	20	17	34	37	-15.9%	-8.4%	8.7%
Others*	2	0	0	5	0	26.1%	-86.4%	-91.3%

*	External feed purchased from third parties and processed into finished nickel in our operations
Total finished nickel production was 37,000 t in 2Q10, 12.2% up on a quarter-on-quarter basis. The larger output was primarily due to the increase in finished nickel production using feed from Sudbury. As commented previously we were able to partially resume mining, processing and smelting operations at Sudbury and since May our Clydach refinery, a producer of high-purity nickel in Wales, has been operating at full capacity.
In July, Vale ratified new five-year collective agreements with the labor union representing production and maintenance employees in Sudbury and Port Colborne, Ontario, Canada, putting an end to the strike, thus allowing the normalization of nickel operations to start in 3Q10, which contributes also to future increases in the production of copper, cobalt, platinum group metals and precious metals.
Production at Thompson, in the province of Manitoba, Canada, was 8,300 t in 2Q10, 1.4% lower than the previous quarter.
Production from Voisey’s Bay source nickel in 2Q10 was 3,500 t, the same as for 1Q10, but down 12,100 t from 2Q09 due to the labor disruption.
In 2Q10, finished nickel production sourced from Sorowako matte amounted to 18,200 t and 3,500 t from Voisey’s Bay feed.

[3]	CHPP=coal handling and preparation plant.

• Copper

						% Change	% Change	% Change
000’ metric tons	2Q09	1Q10	2Q10	1H09	1H10	2Q10/1Q10	2Q10/2Q09	1H10/1H09

COPPER	61	34	40	135	73	18.9%	-34.8%	-45.5%
Sossego	29	26	29	59	55	10.0%	-0.8%	-6.2%
Sudbury	14	3	3	39	6	-1.5%	-78.5%	-84.7%
Thompson	1	0	0	1	0	746.3%	-34.5%	-49.0%
Voisey Bay	11	2	5	24	7	203.7%	-56.5%	-72.8%
Others	6	3	3	12	5	3.1%	-56.2%	-53.3%
Vale’s copper production was 40,000 t in 2Q10, an increase of 18.9% on a quarter-on-quarter basis. The increased production at both Thompson and Voisey Bay in 2Q10, contributed to a 4,000 t output expansion in Canada.
With the end of the strike in Sudbury, the production of copper is expected to reach normal levels in the following months.
Production of copper in concentrates from Sossego mine at Carajás was 2,600 t, 10% higher than 1Q10.
• Nickel by-products

						% Change	% Change	% Change
	2Q09	1Q10	2Q10	1H09	1H10	2Q10/1Q10	2Q10/2Q09	1H10/1H09

COBALT (metric tons)	632	129	179	1,344	308	38.2%	-71.7%	-77.1%
Sudbury	172	0	6	357	6	n.a.	-96.6%	-98.4%
Thompson	48	52	73	80	125	39.5%	51.6%	56.5%
Voisey Bay	394	77	98	844	175	28.1%	-75.0%	-79.3%
Others	17	0	2	63	2	304.2%	-89.6%	-96.4%

PLATINUM (000’ oz troy)	47	1	5	86	7	377.2%	-88.3%	-92.3%
Sudbury	47	1	5	86	7	377.2%	-88.3%	-92.3%

PALLADIUM (000’ oz troy)	68	3	15	121	18	328.9%	-78.6%	-85.2%
Sudbury	68	3	15	121	18	328.9%	-78.6%	-85.2%

GOLD (000’ oz troy)	19	4	6	43	10	27.3%	-71.0%	-76.7%
Sudbury	19	4	6	43	10	27.3%	-71.0%	-76.7%

SILVER (000’ oz troy)	504	137	718	1,199	855	424.7%	42.6%	-28.7%
Sudbury	504	137	718	1,199	855	424.7%	42.6%	-28.7%
In 2Q10, cobalt production reached 179 metric tons, showing a 38.2% quarter-on-quarter increase. Volumes of platinum and palladium produced by the Acton refinery, in the United Kingdom, dropped significantly in 2Q09 and 1Q10 due to the strike at the Sudbury operations, which are the source of feed for Acton. As operational activities resumed, in 2Q10 production levels of platinum and palladium started to recover reaching 5,000 and 15,000 oz troy, respectively.

• Bauxite

						% Change	% Change	% Change
000’ metric tons	2Q09	1Q10	2Q10	1H09	1H10	2Q10/1Q10	2Q10/2Q09	1H10/1H09

BAUXITE	2,854	3,268	3,413	5,840	6,681	4.4%	19.6%	14.4%
Trombetas	1,418	1,524	1,568	2,920	3,092	2.9%	10.6%	5.9%
Paragominas	1,436	1,745	1,844	2,920	3,589	5.7%	28.4%	22.9%
In 2Q10, Vale’s bauxite production reached 3.4 Mt. 4.4% quarter-on-quarter and 19.6% year-on-year increase.
Vale’s attributable production at Trombetas amounted to 1.6 Mt. up 2.9% quarter-on-quarter and up 10.6% year-on-year.
The Paragominas bauxite mine, located in the Brazilian state of Pará, hit an all time-high production of 1.8 Mt, raising 5.7% against 1Q10.
The Paragominas bauxite mine is linked to the Alunorte alumina refinery by the first bauxite pipeline in the world. The mine is operating at 83% of its nominal capacity, since the onset of the operations its bauxite product has given smaller granules than expected. Additional filters are already installed, which will allow Paragominas to run at its nominal capacity of 9.9 Mtpy.
• Alumina

						% Change	% Change	% Change
000’ metric tons	2Q09	1Q10	2Q10	1H09	1H10	2Q10/1Q10	2Q10/2Q09	1H10/1H09

ALUMINA	1,436	1,394	1,521	2,918	2,915	9.1%	5.9%	-0.1%
Alunorte	1,436	1,394	1,521	2,918	2,915	9.1%	5.9%	-0.1%
The production of alumina at the Barcarena refinery totaled 1.5 Mt in 2Q10, as against 1.4 Mt in 1Q10.
• Aluminum

						% Change	% Change	% Change
000’ metric tons	2Q09	1Q10	2Q10	1H09	1H10	2Q10/1Q10	2Q10/2Q09	1H10/1H09

ALUMINUM	113	107	112	234	219	4.7%	-0.5%	-9.2%
Albrás	113	107	112	225	219	4.7%	-0.5%	-2.4%
Valesul	8	—	—	9	0	n.a.	n.a.	n.a.
Aluminum production was 112,000 t in 2Q10, against 107,000 t in the previous quarter. The Albras smelter operational problems were solved in 2Q10 resulting in the increase of production.
In May 2010, Vale signed an agreement with Norsk Hydro ASA to transfer all its stakes in Albras, Alunorte and CAP. As part of this transaction, Vale will form a newly incorporated “Bauxite JV” and will transfer the Paragominas bauxite mine and all its other Brazilian bauxite mineral rights to this new company. In addition, Vale will hold a temporary stake in Norsk Hydro for a minimum period of two years. Once the required approvals are obtained, the transaction will be completed in the fourth quarter of 2010.

FERTILIZER NUTRIENTS
• Potash

						% Change	% Change	% Change
000’ metric tons	2Q09	1Q10	2Q10	1H09	1H10	2Q10/1Q10	2Q10/2Q09	1H10/1H09

POTASH	159	158	180	345	338	13.9%	13.4%	-2.0%
Taquari-Vassouras	159	158	180	345	338	13.9%	13.4%	-2.0%
Reflecting an increase in mined ore grade, Taquari-Vassouras production reached 180,000 t in 2Q10, 13.9% higher than 1Q10.
• Phosphates

						% Change	% Change	% Change
000’ metric tons	2Q09	1Q10	2Q10	1H09	1H10	2Q10/1Q10	2Q10/2Q09	1H10/1H09

Phosphate Rock	1,168	954	1,107	2,277	2,061	16.0%	-5.3%	-9.5%
Fosfertil	721	605	685	1,514	1,290	13.3%	-4.9%	-14.8%
Vale Fosfatados	448	349	421	763	771	20.7%	-5.9%	1.0%

MAP — Monoammonium phosphate	198	239	185	457	424	-22.9%	-6.9%	-7.3%
Fosfertil	198	239	185	457	424	-22.9%	-6.9%	-7.3%

TSP — Triple superphosphate	190	201	197	293	397	-2.1%	3.6%	35.5%
Fosfertil	190	201	197	293	397	-2.1%	3.6%	35.5%

SSP — Single superphosphate	502	441	525	843	966	19.0%	4.5%	14.6%
Vale Fosfatados	502	441	525	843	966	19.0%	4.5%	14.6%

DCP — Dicalcium Phosphate	121	109	137	214	246	25.9%	13.4%	14.9%
Vale Fosfatados	121	109	137	214	246	25.9%	13.4%	14.9%
Vale Fosfatados owns two phosphate rock mines, Araxá, in the state of Minas Gerais, and Cajati, in the state of São Paulo, Brazil. Alongside the mining operations, the assets also comprise four processing plants for the production of phosphates fertilizers located at: (a) Araxá, state of Minas Gerais; (b) Cajati, state of São Paulo; (c) Cubatão, state of São Paulo; (d) Guará, state of São Paulo.
In 2Q10 the output of Fosfertil’s phosphate rock grew by 13.3% compared to 1Q10, due to the revision of the production planning and maintenance program. Vale Fosfatados production reached 421,000 t a 20.7% quarter-on-quarter increase due to the ramp-up of plant 2 in Araxá in May 2010. In total the production of phosphate rock, which is used to feed the output of phosphates nutrients, rose 16% on a quarter-on-quarter basis, reaching 1.1 Mt.

The production of MAP (monoammonium phosphate) was 185,000 t, down 22.9% quarter-on-quarter, which was caused by the concentration of scheduled maintenance stoppages in 2Q10. The same factor was behind the 2.1% quarter-on-quarter decrease in the output of TSP (triple superphosphate).
In 2Q10, the production of SSP (single superphosphate) and DCP (dicalcium phosphate) increased by 19.0% and 25.9%, respectively, relatively to 1Q10.
Bayóvar, a phosphate rock mine located in Sechura, department of Piura, Peru, started to ramp up production in the second week of July. It is an open-pit mine with an expected production capacity of 3.9 Mtpy, which will be shipped through its own maritime terminal. Bayóvar is one of lowest cost phosphate rock mines in the world. At the same time, it is our first greenfield project in the fertilizer business as well as the first of our greenfield mining projects outside Brazil to be delivered.
• Nitrogen

						% Change	% Change	% Change
000’ metric tons	2Q09	1Q10	2Q10	1H09	1H10	2Q10/1Q10	2Q10/2Q09	1H10/1H09

Ammonia	113	148	112	252	260	-23.9%	-0.3%	3.3%
Fosfertil	113	148	112	252	260	-23.9%	-0.3%	3.3%

Urea	96	144	144	244	288	0.0%	49.2%	18.1%
Fosfertil	96	144	144	244	288	0.0%	49.2%	18.1%

Nitric Acid	103	111	103	218	215	-7.4%	0.2%	-1.6%
Fosfertil	103	111	103	218	215	-7.4%	0.2%	-1.6%

Ammonium Nitrate	104	111	105	224	216	-5.7%	0.7%	-3.3%
Fosfertil	104	111	105	224	216	-5.7%	0.7%	-3.3%
In 2Q10, ammonia production decreased 23.9% compared to 1Q10 due to fluctuations in the supply of steam (energy source) in the plant at Araucaria, state of Paraná, Brazil. Additionally, the production was also affected by the planned shutdown for maintenance and optimization of processes at the Piaçaguera operations, state of São Paulo, Brazil.
Urea production was in line with 1Q10. The 49.2% increase year-on-year was due to the impact caused by schedule maintenance in 2Q09, lowering the basis for comparison.
The production of nitric acid and ammonium nitrate showed a decrease of 7.4% and 5.7% compared with 1Q10, as a result of the execution of scheduled maintenance in Piaçaguera.
OTHERS
• Kaolin

						% Change	% Change	% Change
000’ metric tons	2Q09	1Q10	2Q10	1H09	1H10	2Q10/1Q10	2Q10/2Q09	1H10/1H09

KAOLIN	194	182	198	332	380	8.8%	2.1%	14.5%
PPSA	93	96	95	150	192	-1.1%	2.4%	28.1%
Cadam	101	85	103	182	188	20.1%	1.9%	3.3%
In 2Q10, kaolin production amounted to 198,000 t, versus 182,000 t in 1Q10, due to the increase in demand. At PPSA, 95,000 t were produced, while at Cadam the production was 103,000 t.

For further information. please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Marcio Loures Penna: Marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations. rather than historical facts. are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates. mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production. which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale. please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM). the French Autorité des Marchés Financiers (AMF). and with the U.S. Securities and Exchange Commission (SEC). including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: July 29, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations